SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100) (Amendment No. 4)
TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934)

ADVANCED NUTRACEUTICALS, INC.
(Name of the Issuer)

ADVANCED NUTRACEUTICALS, INC.
F. WAYNE BALLENGER
RANDALL D. HUMPHREYS
JEFFREY G. MCGONEGAL
PAILLA M. REDDY
GREGORY PUSEY
DAVID E. WELCH
(Name of Person(s) Filing Statement)

Common Stock $0.01 par value

00760Q201
(CUSIP Number of Class of Securities)

Gregory Pusey President and Chief Executive Officer Advanced Nutraceuticals, Inc. 106 South University Boulevard, Unit 14 Denver, Colorado 80209 (303) 722-4008	With a copy to: Adam J. Agron Brownstein Hyatt & Farber, P.C. 410 17th Street, 22nd Floor Denver, Colorado 80202 (303) 223-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]	b.	The filing of a registration statement under the Securities Act of 1933.

[ ]	c.	A tender offer.

[X]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  [   ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee
Transaction Valuation * $684,800	Amount of Filing Fee ** $73.27

*	The transaction value is calculated based on the $4.00 per share to be paid for 171,200 shares expected to be cashed-out in the Rule 13e-3 transaction. The filing fee is $107 per million dollars of the total transaction value of $684,800.

**	Previously paid.

[   ]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTORY STATEMENT

        This Amendment No. 4 (this “Final Amendment”) to Schedule 13E-3 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of the Transaction Statement. The Transaction Statement is hereby amended and supplemented as follows:

Item 15. Additional Information.

        This Final Amendment reports the consummation of the transactions contemplated by the Schedule 14A Proxy Statement filed with the SEC on August 23, 2006 (the “Proxy Statement “) and voted upon by the shareholders of the Company at the annual meeting held on September 8, 2006 (the “Annual Meeting”). The reverse split of the Company’s common stock on the basis of one share for each 500 shares outstanding was approved by the Company’s shareholders at the Annual Meeting. In addition, at the Annual Meeting, the Company’s shareholders approved (i) an amendment to the Company’s Articles of Incorporation to change the Company’s name to Bactolac Pharmaceutical, Inc. and (ii) the re-election of the following members of the Company’s board of directors: F. Wayne Ballenger, Randall D. Humphreys, Gregory Pusey, Dr. Pailla M. Reddy and David E. Welch. The forgoing actions were approved at the Annual Meeting by the vote of a majority of the shares represented in person or by proxy and entitled to vote on the record date, except the directors were elected by a plurality of the shares represented in person or by proxy and entitled to vote on the record date. An amendment to the Company’s Articles of Incorporation was duly filed with the Texas Secretary of State on September 8, 2006 to change the Company’s name.

        As a result of the reverse stock split and following the re-purchase by the Company of fractional shares resulting from the reverse stock split on the basis of $4.00 per share, there will be fewer than 300 shareholders of record of the Company’s common stock. Accordingly, the Company intends to terminate the registration of its common stock under the Exchange Act by filing a Form 15 with the SEC to provide notice of termination of registration of the Company’s common stock. In addition, the Company’s common stock will thereafter no longer be quoted on the Over-The-Counter Bulletin Board or any other system or exchange.

Item 16. Exhibits.

(a)     Press Release of the Company dated September 11, 2006.

SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 11, 2006	ADVANCED NUTRACEUTICALS, INC.

By: /s/ Gregory Pusey
Gregory Pusey
President and Chief Executive Officer

/s/ Wayne Ballenger
F. Wayne Ballenger

/s/ Randall D. Humphreys
Randall D. Humphreys

/s/ Jeffrey G. McGonegal
Jeffrey G. McGonegal

/s/ Gregory Pusey
Gregory Pusey

/s/ Pailla M. Reddy
Pailla M. Reddy

/s/ David E. Welch
David E. Welch